SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
Titanium Asset Management Corp.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
None

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☐ Rule 13d-l(c)
☑ Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.
Item 2.
Item 3.
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No.	None

1	NAMES OF REPORTING PERSONS John Sauickie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		178,708 shares of common stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,129,695 shares of common stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000 shares of common stock

WITH	8	SHARED DISPOSITIVE POWER

1,129,695 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,308,403 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based upon a total of 20,451,502 shares of common stock outstanding as of November 12, 2008, as reported in Titanium Asset Management Corp.’s (the “Company”) Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Page 2 of 5 pages

Item 1.
(a) Name of Issuer: Titanium Asset Management Corp.
(b) Address of Issuer’s Principal Executive Offices: 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202.
Item 2.
(a) Name of Person Filing: John Sauickie.
(b) Address of Principal Business Office or, if none, Residence: c/o Titanium Asset Management Corp., 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202.
(c) Citizenship: United States.
(d) Title of Class of Securities: Common Stock, par value $0.0001.
(e) CUSIP Number: None.
Item 3.
     Not applicable.
Item 4. Ownership
     (a) Amount beneficially owned:
          Mr. Sauickie beneficially owns 1,308,403 shares of common stock of the Company through his equity holdings in two entities. Mr. Sauickie’s beneficial ownership includes (i) 1,129,695 shares of common stock owned by Whitewater Place, LLC and (ii) 178,708 shares of common stock owned by SKC Trust Shares LLC.
     (b) Percent of class: 6.4%*.
          * Based upon a total of 20,451,502 shares of common stock outstanding as of November 12, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.
     (c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 178,708 shares of common stock.*

(ii)	Shared power to vote or to direct the vote: 1,129,695 shares of common stock. **

(iii)	Sole power to dispose or to direct the disposition of: 1,000 shares of common stock.*

(iv)	Shared power to dispose or to direct the disposition of: 1,129,695 shares of common stock. **
          * Mr. Sauickie beneficially owns 178,708 shares of common stock owned by SKC Trust Shares LLC as to which Mr. Sauickie has sole voting power over all such shares and sole power to dispose 1,000 shares of common stock.
          ** Mr. Sauickie beneficially owns 1,129,695 shares of common stock owned by Whitewater Place, LLC as to which Mr. Sauickie has shared voting and disposition power.
Item 5. Ownership of Five Percent or Less of a Class
          Not Applicable.

Page 3 of 5 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
          Not Applicable.
Item 8. Identification and Classification of Members of the Group
          Not Applicable.
Item 9. Notice of Dissolution of Group
          Not Applicable.
Item 10. Certifications
          Not Applicable.

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2009

Date

/s/ John Sauickie

John Sauickie